NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

November 3, 2011

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Orsus Xelent Technologies, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-33456

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (“Common Stock”) of Orsus Xelent Technologies, Inc. (the “Company” or “Orsus”) does not qualify for continued listing for the following reasons.

(a)

In its Form 10-Q for the period ended June 30, 2011, the Company reported $3,000 of cash and a cash burn rate of $221,000 for the six months then ended.

(b)

The Company is not meeting its obligations as they become due.  The Company disclosed that it did not pay salaries and welfare to employees in the second quarter of 2011 “due to a difficulty in cash flow”.  The Company also disclosed that it had delayed payments to its vendors resulting in increase in its accounts payables to $14.7 million and accrued penalties to $16.6 million at June 30, 2011.  The Company had approximately $10 million of loans that were past due.

(c)

Staff was also concerned about the size and significant aging of the Company’s accounts receivable.

(d)

Due to the Company’s declining sales, ongoing and increasing losses, and the above, it is unclear how long the Company can continue its operations.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On April 21, 2011, the Company was notified by the Exchange that following a review of its Form 10-K for the year ended December 31, 2010, Orsus was not in compliance with Section 1003(a)(i) of the Company Guide in that it reported stockholders’ equity of less than $2 million as of December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010, Section 1003(a)(iv) of the Company Guide in that it was financially impaired and Section 1003(f)(v) of the Company Guide in that it failed to cure its low selling price after being warned on October 6, 2010.  In accordance with Section 1009 of the Company Guide, Orsus was given the opportunity to submit a business plan outlining its plan to regain compliance with the Exchange’s continued listing standards.  The Company subsequently cured both of its stockholders’ equity and low selling price deficiencies by reversing a large bad debt allowance and effecting a reverse stock split.

(b)

On May 23, 2011, Orsus submitted its plan to regain compliance to the Exchange followed by supplements dated June 16, 24 and July 1, 2011 (the “Plan”).

(c)

On July 14, 2011, the Exchange notified Orsus that Staff had determined to initiate immediate delisting proceedings against the Company based on its determination that the Plan did not make a reasonable demonstration of the Company’s ability to regain compliance with Section 1003(a)(iv) of the Company Guide (the “Staff Determination”).  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by July 21, 2011.

(d)

On July 21, 2011, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(e)

On October 3, 2011, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letter dated October 14, 2011, the Exchange notified Orsus of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities (the “Committee”) review the Panel’s decision within fifteen days.

(f)

The Company did not appeal the Panel’s decision to the Committee within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Guoji Liu, Chief Executive Officer of Orsus Xelent Technologies, Inc.

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Amex LLC